                                                                     EXHIBIT 5.1






December 17, 1997



Dear Limited Partner:

        Enstar Income Program IV-3, Ltd. (the "Partnership") has become aware that an unsolicited offer for up to 1,400 units (representing less than 4.9% of the outstanding Units in the Partnership), at a price of $110 per Unit, was commenced by Smithtown Bay, LLC ("Smithtown"), in a letter dated November 25, 1997. THIS OFFER WAS MADE WITHOUT THE CONSENT OR THE INVOLVEMENT OF THE CORPORATE GENERAL PARTNER.

        One of the obligations of the Corporate General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and its partners. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded in an established securities market. As it believes is customary, the Partnership complies with this requirement by adhering to a safe harbor provision contained in the Federal income tax regulations which limits most sales of limited partnership interests to five percent of the outstanding units in any given year. That limitation was reached during April 1997. Accordingly, no further resales of units, including any attempted sales related to the Smithtown offer, will be recognized by the Partnership for the balance of 1997.

        Pursuant to rule 14e-2 under the Securities Exchange Act of 1934, we are required to furnish you with our position with respect to the Smithtown offer. We have considered this offer and, based on the very limited information made available by Smithtown, believe that it is inadequate, not representative of the inherent value of the Partnership's cable systems and not in your best interest to accept. Accordingly, the Corporate General Partner's recommendation is that you reject the offer. We urge you not to sign the Agreement of Transfer and Sale that Smithtown sent to you and not to tender your Units to Smithtown. In evaluating the offer, the Corporate General Partner believes that its limited partners should consider the following information:

- The offering price for each limited partnership unit during the offering period was $250 per unit. Cash distributions of approximately $116.01 per unit were paid from formation through September 30, 1997. The Partnership expects to continue to pay quarterly distributions to Unitholders during the remainder of 1997 at the annualized rate of five percent. Smithtown's offer is only $110 per unit. If Smithtown is successful in buying Units at the price in its offer, it will own units, in our view, for much less than they are worth. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1997 was approximately $38.31 per unit. The Smithtown offer represents a valuation of only approximately 2.59 times said cash flow (after adjustment for the excess of current assets over total liabilities as of September 30, 1997).

- As discussed above, as of April 3, 1997, the Partnership informed its Transfer Agent that, in order to protect its tax status as a partnership for Federal income tax purposes, it will not recognize any additional resales of limited partnership assignee units for the remainder of 1997 in order to remain in compliance with applicable Federal income tax regulations. Transfers to which the above trading limit DOES NOT apply include (i) carryover basis transactions, (ii) transfers at death, (iii) transfers between siblings, spouses, ancestors or lineal descendants and (iv) distributions from a qualified retirement plan.

- As of the date of this letter, the Corporate General Partner believes that a reasonable range of valuation per limited partnership unit is between $235 and $275 based on the factors noted below. The Corporate General Partner believes that the Smithtown offer is inadequate because it does not even approach the $235 low end of the range provided. The Corporate General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1997, adjusted for the excess of current assets over total liabilities. The Corporate General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The Corporate General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's system.

        For the reasons discussed above, the Corporate General Partner believes that the Smithtown offer is not in the best interest of the limited partners and recommends that you NOT transfer, agree to transfer, or tender any units in response to the Smithtown offer.

        If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income Program IV-3, Ltd.
A Georgia Limited Partnership

cc:     Account Representative